Oppenheimer Select Managers Gartmore Millennium Growth Fund II-ROCSOP

The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended November 30, 2002, amounts have been reclassified to reflect decrease in paid-in capital $57,525. Accumulated net investment loss was decreased by the same amount. Net assets of the Fund were unaffected by the reclassifications.